Community Trust Bancorp, Inc.
346 N. Mayo Trail
Pikeville, KY 41501

December 30, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Trust Bancorp, Inc.
       Delaying Amendment to Registration Statement on Form S-3 (File No. 333-193011)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-193011) filed with the Securities and Exchange Commission by Community Trust Bancorp, Inc. on December 20, 2013 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact June N. King of Bingham Greenebaum Doll LLP at (502) 587-3637.

Sincerely,

COMMUNITY TRUST BANCORP, INC.

By: /s/ Kevin J. Stumbo

      Kevin J. Stumbo
      Executive Vice President, Chief Financial Officer and Treasurer